ASX/Media RELEASE	9 January 2007

pSivida signs drug delivery licensing agreement with Faber Research LLC

pSivida also begins licensing negotiations with large global pharma

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has entered into a licensing agreement with US-based Faber Research LLC (Faber) to develop pSivida’s proprietary Durasert™, Zanisert™ and Co-Drug™ drug delivery technologies for infectious diseases and diseases of the ear.

This announcement follows an announcement on 26 December 2006, that pSivida entered into an exclusive negotiation period with a major global pharmaceutical company to acquire a worldwide, royalty bearing license to make, use and sell products using pSivida’s drug delivery technologies. The pharmaceutical company will make payments totalling US$990k (AU$1.3m) to pSivida for the right to exclusively negotiate a licensing agreement with the Company for a period of three months and to fund the cost of a preclinical study. The commencement of licensing negotiations follows a 12 month evaluation of pSivida's technologies by the large global pharmaceutical company.

Under the terms of the Faber licence, Faber receives exclusive rights to pSivida’s technologies for diseases of the ear and for five specific infectious diseases, namely malaria, HIV/AIDS, influenza, tuberculosis, and osteomyelitis. All costs of development will be born by Faber and its operating company Auritec Pharmaceuticals Inc (Auritec) and pSivida will receive royalties and milestones payments.

In addition, pSivida has granted Faber co-exclusive rights to the Durasert™, Zanisert™ and Co-Drug™ drug delivery technologies for other infectious diseases. Under this arrangement pSivida and Faber can elect to convert their co-exclusive rights to exclusive rights for a specific infectious disease indication(s). We believe this maximises the potential to commercialize these technologies in the development of novel anti-infective drugs, a market which reached *US$44 billion in 2005.

pSivida’s Durasert™ controlled release technology is already validated in that it forms the basis of the company’s ophthalmic drug delivery products, Retisert™, which is FDA approved, and Medidur™, which is currently in Phase III clinical trials.

Auritec has developed novel approaches to extended release drug delivery with implications for indications including; HIV microbicides, the treatment of malaria and the prevention of pandemic influenza. Auritec also has an active program for the delivery of drugs to the inner ear.

Dr Roger Brimblecombe, Chairman and CEO at pSivida said, “We believe this represents a significant opportunity for our drug delivery technologies to be exploited in another therapeutic area - that of infectious diseases and it will be done at no direct cost to us”.

Dr Thomas J Smith MD, Chairman and Chief Executive Officer at Auritec said, “We look forward to the opportunities for synergies between our companies in the treatment of infectious diseases”.

Dr William H. Slattery MD, Clinical Professor of Otolaryngology at the University of Southern California, and Director of Otology Research at Auritec said, “The ability to utilize pSivida’s drug delivery technologies will accelerate our otology program significantly”.

Faber Research LLC and Auritec Pharmaceuticals

Faber is the intellectual property holding company for Auritec, a private company based in Pasadena, California specializing in innovative, extended release drug delivery systems. Auritec was co-founded by Dr Thomas J Smith, MD who was previously Chairman and co-founder of Control Delivery Systems, Inc., the Boston, MA. based drug delivery company pSivida acquired in January 2006.

*CHA Advances Reports, 2006

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 412 281 780 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

For Auritec

Auritec Pharmaceuticals Gary Ransom Vice-President Corporate Development Tel: + 1 (626) 376 4070 gransom@auriecpharma.com www.auritecpharma.com	US Public Relations Sayuri D. Hanna Oak Crest Institute of Science Tel: +1 (626) 817 0886 s.hanna@oak-crest.org

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. pSivida has developed proprietary drug delivery technology which it had previously referred to as its AEON technology. pSivida now has identified two somewhat distinct avenues for such technology: non-biodegradable implants for focused drug delivery (Durasert™) and biodegradable implants for focused drug delivery (Zanisert™).

Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to Faber’s development of pSivida’s technologies for infectious diseases and disesase of the ear; the major global pharma’s acquiring a license to pSivida’s drug delivery technology; the potential signing of definitive agreements with Nordic on the terms described; the amount of pSivida’s portion of the costs to develop Medidur™ for DME; the potential size of certain markets; and potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including:

The failure of Faber to develop pSivida’s drug delivery technologies for infectious diseases and diseases of the ear; failure of the election to convert co-exclusive rights to exclusive rights to maximise the potential to commercialize pSivida’s technologies in the development of novel anti-infective drugs; inability of any products developed under the license to Faber to penetrate the novel anti-infective drug market; failure of novel anti-infective drug market to continue to remain at US$44 billion; failure of Auritec’s novel approaches to extended release drug delivery to have implications for indications including; HIV microbicides, the treatment of malaria and the prevention of pandemic influenza; failure of Auritec to continue its active program for the delivery of drugs to the inner ear; the failure of the company to successfully negotiate and sign a license agreement with the major global pharma on advantageous terms or at all; failure of the ongoing evaluation with the major global pharma to produce favorable results; failure of the focus of the preclinical study to be in a very significant product opportunity; failure of the company to successfully close the transaction with Nordic contemplated by the MOUs with Nordic; the failure of the Company to obtain the requisite shareholder approvals to complete the Nordic transactions; failure of pSivida’s share of Medidur™ development costs to be no more than US$22m; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the Phase III Medidur™ for DME trial; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to produce favorable results and/or result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; and failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.